Form 10-K, Exhibit 13
period 1996-06-29
NEW ENGLAND BUSINESS SERVICE INC
filed 1996-09-11
CIK 205700

- --------------------------------------------------------------------------------

                       NEW ENGLAND BUSINESS SERVICE, INC.

- --------------------------------------------------------------------------------

Reaching Out to Small Business

Providing products and services for small business is one of the most exciting business opportunities of the decade. Today, there are more than 10 million small businesses and 20 million in-home offices in the United States, Canada, and the United Kingdom, the three countries where NEBS operates. Corporate downsizing and the desire to be "your own boss" are prompting even more people to start their own business. Each year since 1985, nearly a quarter of a million new small businesses were started in the United States alone. This trend continued in 1995 with the United States reporting a record-high 266,784 small business start-ups, a 10 percent increase over 1994.

   NEBS is in a unique position to serve the special needs of small business. We understand the market. Small businesses and in-home offices with 20 or fewer employees have been our focus for 44 years. We have direct access to the market. Each year, we contact more than 8,000,000 small businesses through the mail and maintain a proprietary data base of our customers' buying preferences. We supply private-label products to a network of independent dealers and operate retail print desks in several key markets throughout the United States. Technologically, we are on the forefront of design and printing services, which ensures quality products and fast turnaround at prices a small business can afford. Importantly, NEBS also has a solid reputation as a supplier who understands and responds to small business needs.

   Since 1952, NEBS has continually responded to the changing needs and preferences of small business. In 1996, we continued that tradition with new products, expanded services, enhanced manufacturing capabilities, and technological initiatives that will enable customers and prospects to do business with NEBS electronically. It was another year of reaching out, a year of fulfilling our mission to be The Small Business Resource.


- --------------------------------------------------------------------------------
Today, thereare more than 10 million small businesses and 20 million in-home offices in the United States, Canada, and the United Kingdom...
- --------------------------------------------------------------------------------

                                        [GRAPHIC OF NEBS CUSTOMERS APPEARS HERE]

================================================================================
                       NEW ENGLAND BUSINESS SERVICE, INC.
================================================================================


To Our Stockholders

Overview

  The Company took action on a number of fronts during 1996 in order to position itself strongly for the future. A change in management took place in December, 1995 with my appointment as Chairman and Chief Executive Officer. An entirely new organizational structure was put in place during the third quarter, some key executives were brought into the Company, and most senior operating personnel had new management assignments.
  From a strategic product and initiative focus, a number of important moves were made. To enhance our competitive position and improve profitability, the Company sold the assets of its One-Write Plus(R) software product while retaining mail order distribution rights and securing an exclusive forms agreement. We recommitted resources to the Company's principal business in the direct marketing of forms and related products to small businesses. Direct marketing remains the Company's primary source of revenue and profits, and we are committed to keeping this core business as healthy as possible. We have suspended the expansion of the retail initiative with Kinko's into additional areas in order to improve existing store operations and to determine the best method for moving forward.
  To improve operating efficiency and cost-effectiveness, we implemented a cost reduction program, including a manufacturing consolidation. In addition, we invested in a new enterprise wide server platform and took our initial steps in a business process reengineering effort.

Financial Performance
  For the year, revenues were $254,954,000 reflecting a decline of 3.3% from the prior year. Approximately one-half of the decline was the result of an extra week in fiscal year 1995 together with the divestiture of One-Write Plus and the repositioning of the Company's software product line. The revenue decline also reflects some underperformance in the direct marketing channel resulting largely from reduced investment in "prospecting" mail volume late in 1995 and the early months of 1996. Retail channel volume continued its growth in dealer-generated sales and through the NEBS custom print desks in Kinko's stores; these revenue sources were not large enough to provide overall Company growth.
  Earnings amounted to $11,929,000 versus last year's $16,298,000. Earnings per share this year were $.81 and included $.43 in exit and period costs related to a cost reduction program. Earnings per share last year were $1.07 and included $.13 of cost relating to the integration of the Company's SYCOM subsidiary. Excluding nonrecurring expenses in both years, earnings per share increased from $1.20 in fiscal year 1995 to $1.24 in fiscal year 1996.
  Dividends were paid for the 33rd consecutive year and amounted to $.80 per share.

Financial Condition
  The Company's operating cash flow and financial condition remained exceptionally strong. During the year, the Company repurchased 994,900 shares of common stock for $17,882,000 as part of the two-million-share repurchase program authorized by the Board at its April meeting. In addition, dividends of $11,907,000 were paid. In spite of these significant cash outflows, the Company had cash and short-term investments of $17,376,000 at year-end and maintained a current ratio of 2.6 and a balance sheet free of long-term debt.

Business Highlights
  There were a number of important achievements during 1996. The more significant are highlighted below.
Direct Marketing Channel During the second half of 1996, a decision was made to reinvest in the Company's principal line of business--the direct marketing of business forms and related products. We began to increase the level of "prospecting" mail in order to accelerate the inflow of new customers. In response to customer requests, the Company began to mail a new, larger catalog which is a comprehensive source for all our products. Early results for the catalog have exceeded expectations. We have also initiated the development of an electronic catalog which can be used in the direct marketing side of our business as well as in other business channels.
  The improvement in performance of this principal area of business for the Company will continue to be our primary focus in moving the business forward. Retail Channels The Company continued efforts to offer its product line to small businesses preferring to buy through retail outlets.
  - Dealer Forms Sales (DFS) continued to experience solid sales and profit growth through its private label catalog operation offering a broad line of standard and custom business forms and printed promotional materials for resale by local printers, business forms dealers, and computer stores.
  - The Company's retail initiative, consisting of custom print desks installed in a limited number of Kinko's stores, continues to represent both a challenge and an opportunity for the Company. Significant funds have been invested in support of this program with current efforts being focused on improving store operations and sales performance. We are working with Kinko's to find a mutually profitable way to capitalize on this retail opportunity.
Technology The Company has effectively utilized technology for many years in the efficient running of its operations. Technology will play an even more important role as we move forward. The Company's Information Systems organization has been realigned to report directly into the Chairman's office and is focusing on three major initiatives:
  - A technology-based marketing initiative will build on the successful NEBSnet proprietary graphic design workstation to develop an electronic catalog for our products. This electronic catalog will further improve our NEBSnet technology, will be the basis for taking our product line into new areas of distribution, and eventually will allow our mail order customers to order using computer technology.

  - We have invested in a new enterprisewide server platform which is state-of-the-art in hardware technology. As part of this initiative, we will install an entirely new database technology and will re-engineer many of our basic business functions and accompanying systems.
  - We are moving aggressively to develop alliances with third-party software developers to have our products included as the recommended selection for forms and other printed matter. The first such agreement should be reached early in fiscal 1997.

Business Management An important change in the Company's organization was made with the establishment of a Business Management function. This new group is responsible for the strategic direction of the Company's product lines with a strong focus on new product development, strategic program initiatives, and strategic planning. This organization will allow our two channels of distribution to focus on the effective operation of their sales responsibilities while leaving the strategic management of product lines the responsibility of Business Management. This new function reports to the Chairman's office.

Future Outlook
  We will continue to be challenged by the technological forces which have negatively affected the manual business forms market. In addition, the sale of forms and related products by mail order remains closely tied to the economic health of the small business market.
  On the positive side, we maintain a strong relationship with over 1.2 million small businesses. We believe we can serve our customers more effectively and grow our direct marketing business through a number of initiatives:
  -  Increased direct mail advertising support
  -  Improved cost efficiencies in product and catalog distribution
  -  Improved list management and mail strategies
  -  Enhanced product merchandising and promotional offerings
  -  Accelerated new product development efforts
  -  Increased selling emphasis developed in our Telesales operations
     In our retail channels, we will continue to work to successfully resolve how best to proceed with the Kinko's alliance and to focus on growing the Dealer Forms Sales business.

Goals For 1997
  There are a great many goals which the Company will be working on during 1997. The five principal goals we must achieve to be better positioned for aggressive sales and profit growth are:
  - Develop a new level of operating effectiveness across the entire organization.
  - Develop an aggressive selling effort supported by new and effective marketing programs.
  -  Develop a strategic business plan and planning process.
  - Enhance shareholder value by establishing financial measures, such as Economic Value Analysis (EVA), which will be the yardstick for measuring all that we do.
  - Explore additional avenues for growth for the Company--both internal initiatives as well as an evaluation of growth through acquisitions.

Board of Directors
  During 1996, Richard H. Rhoads retired as Chairman of the Board after 9 dedicated years in that capacity and over 30 years of service with the Company. Richard has represented the fine human and business qualities that all people associated with the Company came to expect when they heard the name "Rhoads." Richard, and his brother Jay before him, have between them chaired the Company's Board of Directors for more than 25 years. Richard will continue as a Board member.

  As announced at its July meeting, the Board elected Robert L. Gable and Herbert W. Moller to its membership. Mr. Gable is the Chairman and Chief Executive Officer of Unitrode Corporation, and Mr. Moller is Vice President, Finance and Strategic Planning of The Gillette Company, North Atlantic Group.

  Frank L. Randall, Jr. will retire from the Board at the end of his term in October, 1996. Frank has served as a Board member for 17 years and has contributed greatly to the Company during his service.

Word of Thanks
  I would like to draw attention to the talent, dedication, and commitment of each of our 2,014 employees. The Company's employees are the source of its strength, and I commend them for their efforts and accomplishments during the year.
  We remain indebted to our diverse and loyal customer base for their business and thank them for their help in defining the NEBS of the future.
  Finally, we thank you, our stockholders, for the strength of your interest and support. Serving your best long-term interest remains our highest priority.

                                     [PHOTOGRAPH OF ROBERT J. MURRAY, CHAIRMAN
                                      AND CHIEF EXECUTIVE OFFICER APPEARS HERE]

/s/ Robert J. Murray
Robert J. Murray,
Chairman, President and
Chief Executive Officer

September 9, 1996

- --------------------------------------------------------------------------------

                       NEW ENGLAND BUSINESS SERVICE, INC.

- --------------------------------------------------------------------------------


NEBS by Mail:
Reinvesting in a Successful Small Business Tradition

Small business has relied on NEBS manual and computer business forms for 44 years. Sold primarily through the mail, our forms provide more than a record, they offer a blueprint for transactions with customers and suppliers -- and serve as an introduction to the full range of NEBS products and services.

  In 1996, to ensure the continued vitality of this important core business, we reached out to new customers, introduced new products, and refined product development strategies to meet the changing needs and preferences of small business.

NEBS Colors, one of the most successful product introductions in NEBS history, was unveiled in 1996. Unique in the direct mail industry, NEBS Colors offers small business a choice of color, type style, and contemporary design across a variety of manual and computer business forms. In response to today's more image-conscious consumer, NEBS Colors enables a small business to achieve a consistent, color-coordinated look across printed products without the expense of custom printing.

  Success Reference Guides/TM/. NEBS customers asked for a comprehensive catalog, a compendium of NEBS products and services that would serve as a lasting desktop reference. We responded with Success Reference Guides, our first series of full-line catalogs, tailored to different lines of business. Displaying all NEBS products in one catalog facilitates ordering and reduces the mail our customers receive. Promotional incentives reward customers who retain and continue to order from the catalog.


                                                     [GRAPHIC DEPICTING NEBS
                                                     CUSTOMERS AND PRODUCTS
                                                     APPEARS HERE]

                                  NEBS Colors,
                                one of the most
                     successful product introductions in
                              NEBS history, was
                               unveiled in 1996.

- --------------------------------------------------------------------------------

                                  NEBS BY MAIL

- --------------------------------------------------------------------------------




       [PHOTOGRAPH OF NEBS CUSTOMERS:  PHIL AND LEE HARRIS APPEARS HERE]


- --------------------------------------------------------------------------------

"I've been working with NEBS for five years. I read the catalog every time it comes in. I chose NEBS because it's easy to do business with them. All you have to do is pick up the phone and call. I have also found them very prompt in delivery. Basically, they have the service and products we need."
                    Phil and Lee Harris, The Silver Skillet, Del Mar, California


- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                            NEBS by Mail

- --------------------------------------------------------------------------------



            [PHOTOGRAPH OF NEBS CUSTOMER, SCOTT KING APPEARS HERE.]


- --------------------------------------------------------------------------------

          "When I started the business three years ago, NEBS helped me design my repair order forms, very professionally and quickly. When you start out, you're awfully confused and they seemed to be able to give me the direction that I needed. That's why I continue to do business with them. Today, we purchase a wide variety of products from NEBS, from invoices to checks. They're very good for small business, very responsive."

                     Scott King, Del Amo Motorsports, Redondo Beach, California

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                               1996 ANNUAL REPORT

- --------------------------------------------------------------------------------

      [PHOTOGRAPHS OF NEBS CUSTOMER AND NEBS SOFTWARE PRODUCT APPEAR HERE.]

Industrial Communications, a full-service tower and electrical contractor, is one of the leading customers of NEBS products in the US. It owns and operates New England's largest 800MHz trunked radio network, and is an authorized Motorola two-way radio dealer and service center. To make ordering even easier for Industrial Communications and other valued customers, NEBS introduced Success Reference Guides/TM/ in 1996, the first full-line catalog of NEBS products and services.

Each Success Reference Guide includes "The Resource Center," a menu of services available to small businesses. NEBS Direct Credit Check/TM/ delivers credit reports on potential customers. NEBS Fast Facts provides more than 100 articles about managing a small business -- by fax. NEBS Custom Printing Service offers custom forms and checks by mail, a cost-saving alternative to local print shops.

A new computer forms strategy was established with the sale of our One-Write Plus(R) accounting software. We will continue to distribute One-Write Plus and compatible forms by mail order. However, by divesting software development and technical support, we eliminated competitive barriers to the formation of alliances with third-party software developers to promote the sale of NEBS computer forms. These alliances will enable us to introduce NEBS products and services to a wider range of small businesses.

NEBS by mail maintains a strong reputation among small businesses. To ensure growth in the mail order channel in the years ahead, we remain committed to continually respond to the ever-changing needs and preferences of small business.



New alliances with third-party software developers will increase computer form sales and introduce new customers to the full range of NEBS products and services.

- --------------------------------------------------------------------------------

                       NEW ENGLAND BUSINESS SERVICE, INC.

- --------------------------------------------------------------------------------

NEBS at Retail:
Delivering Products to Help Customers Promote Their Business

In local markets across the United States, small businesses spend in excess of $11 billion annually on printed products. In 1996, we continued our initiative to become an important resource for these small businesses who prefer to buy printing through retail outlets.

NEBS Dealer Form Sales Unit. DFS markets a broad line of forms and printed promotional materials for resale by local printers, business-forms dealers, and computer stores. DFS represents an attractive growth opportunity for NEBS. Currently, we work with over 25,000 retail dealers -- approximately 10 percent of the private label resellers of business forms and promotional materials in North America.

            [GRAPHIC OF CUSTOMER VIEWING NEBS CATALOG APPEARS HERE]

                                 Consistently
                                profitable, DFS
                                 represents an
                               attractive growth
                               opportunity for
                                     NEBS.

In 1996, we initiated actions to accelerate the growth of our DFS unit. We began a dealer registration drive, which will intensify in 1997. We've also adopted a strategy of supplementing our traditional direct mail approach to this business with direct sales calls. Recognizing the diverse nature of these thousands of dealers, we have begun to create programs responding to the individual needs of the many segments of our dealer base.

The NEBS-Kinko's Alliance. We have installed NEBS Custom Print Desks at Kinko's stores in key markets in the United States to test the optimum way for Kinko's and NEBS to provide custom printing services nationwide to small businesses. Using NEBSnet(TM), our proprietary graphic design workstation, our Custom Print Representatives have provided competitively priced, image-building printed

- --------------------------------------------------------------------------------

                               DEALER FORM SALES

- --------------------------------------------------------------------------------

            [PHOTOGRAPH OF NEBS CUSTOMER, RHONDA AMER, APPEARS HERE]
- --------------------------------------------------------------------------------

"Two things stand out in my mind concerning NEBS DFS unit: their work is accurate, and if there is ever an error, they're willing to correct it speedily at no charge. They're also on the ball. You get the order in a matter of days. We have been a DFS dealer for about five years, and it's been a very positive experience."

  Rhonda Amer, General Manager, Empire Printing, Springfield, Missouri

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                          DEALER FORM SALES

- --------------------------------------------------------------------------------

          [PHOTOGRAPH OF NEBS CUSTOMER, HECTOR DEL RIO, APPEARS HERE]

- --------------------------------------------------------------------------------
"I've been a DFS dealer for a little more than two years, and I want to pursue it more. We give the catalog to our customers -- everyone can at least use the checks -- and NEBS does all the printing. Response time is fast, and satisfaction is guaranteed. I'm happy with the relationship. NEBS takes good care of us."

                 Hector del Rio, Proprietor, Selectronic, San Diego, California

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                               1996 ANNUAL REPORT

- --------------------------------------------------------------------------------


[PHOTOGRAPH OF NEBS CUSTOMERS, DUDLEY AND PATRICIA MOORE APPEARS HERE]


Dudley Moore and his wife, Patricia, have purchased their business forms from NEBS since 1993, when they opened their shop. This year, they took advantage of NEBS Retail Custom Print Desks for stationery and business cards. "The service is good, turnaround is quick, prices are competitive, and it's very convenient," Dudley said. "When you get good service for so many years, there's no need to go anywhere else."

products to more than 25,000 first-time NEBS customers. Most new retail customers are white-collar service businesses, a relatively untrapped market segment for NEBS. In response to the increased demand for stationery products at retail, we implemented a number of programs designed to improve stationery manufacturing efficiency, to reduce costs and to improve delivery to our west Coast customers.

   At each NEBS Custom Print Desk, we also introduced full-service custom printing. Customers may bring in artwork for virtually any standard-size, spot-color, or full-color job. The order is printed and delivered to the customer within five business days. This new service is attracting retail customers whose average dollar order is over twice that of our traditional mail order customers.

   NEBSnet/TM/, our proprietary design system, combined with full-color printing technology offers a significant competitive advantage at retail. In 1996, we continued to invest in the printing technology required to capitalize on this advantage.

- --------------------------------------------------------------------------------

                       NEW ENGLAND BUSINESS SERVICE, INC.

- --------------------------------------------------------------------------------

NEBS and Technology:
Building a New Channel to the Small Business Marketplace

Today, a growing number of small businesses are turning to modems, E-Mail, and the Internet to access information and communicate with customers and suppliers. To reach out to this expanding segment of the marketplace, NEBS established the Technology Based Marketing Group, which began its outreach by capitalizing on NEBS technological strengths.

NEBSnet(TM), our first venture into technology-based services at retail, is an unqualified success. Introduced in 1995, NEBSnet is an interactive graphic design workstation developed internally by NEBS. It enables customers to work side by side with NEBS representatives to design and order custom, competitively priced forms, business cards, stationery, envelopes, even full-color brochures
- -- typically printed and shipped in less than a week.


                [GRAPHIC OF NEBS RETAIL CUSTOMER APPEARS HERE]

                        NEBSnet(TM), our first venture
                               into technology-
                                based services
                               at retail, is an
                             unqualified success.


Building on success. The Technology Based Marketing Group will take NEBSnet one step further. Building on NEBSnet technology, the group began development of the NEBSkiosk, an electronic workstation that will enable retail customers to customize and order NEBS most popular printed products -- without the assistance of a salesperson. Interacting with an easy-to-use, touch-screen display, a customer will choose from a variety of form and check styles; indicate color, type, and logo preferences; and view the completed design in color on screen. Then, with a keystroke, the customer will send the file electronically to a NEBS manufacturing facility for printing.

- --------------------------------------------------------------------------------

                                  NEBSnet(TM)

- --------------------------------------------------------------------------------




           [PHOTOGRAPH OF NEBS CUSTOMER, JUAN HAYGOOD APPEARS HERE]

- --------------------------------------------------------------------------------

    "My local printer couldn't compose (the business card) on site. He farms it out to someone else. At NEBS Custom Print Desk, they do it right there; you see the proof immediately. The product is good, and you save time. I'm very satisfied with NEBS."

        Juan Haygood, Proprietor, Peter's True Value Hardware, Detroit, Michigan



- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                    NEBSnet/TM/

- --------------------------------------------------------------------------------


      [PHOTOGRAPH OF NEBS CUSTOMER'S PETE AND PHIL STENGER APPEARS HERE]


- --------------------------------------------------------------------------------

"The NEBS representative was very helpful. The price was very competitive. Production went quickly and easily. And we got a high quality look. As a small company you're always trying to put your best impression forward. We're in a highly competitive marketplace, so the extra touches on business cards and stationery say a lot. They're getting peoples' attention."

Pete Stenger (and his brother Phil), Owners, August Brewery, Detroit, Michigan

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                               1996 ANNUAL REPORT

- --------------------------------------------------------------------------------




             [GRAPHIC DEPICTING NEBS INTERNET ACCESS APPEARS HERE]



Fashioning a new channel to the small business marketplace, NEBS made its debut on the Internet in 1996. Customers and prospects can now request information about NEBS, our products and services. In the near future, with a PC and a modem, they will be able to place orders, anytime, day or night at http://www.nebs.com.

On the Web. NEBS made its debut on the World Wide Web in 1996. Our Website is organized around five business fundamentals -- Getting Paid, Growing the Business, Running the Business, Paying Bills, and Managing Employees -- and a special category, Starting Your Business. It offers small businesses a convenient way to review and request information about NEBS, our products, and services. In the near future, customers will be able to view and order NEBS products on-line, any time, day or night. Visit our Website at http://www.nebs.com.

Software. NEBS distributes software that enhances our customers' productivity, and, importantly, works with NEBS compatible forms and other printed matter. This year, NEBS introduced a suite of CD-ROM software products that are interactive, multimedia "active books" helping customers to start, finance, and advertise their business. We will continue to offer exciting titles like these, as well as selected productivity and accounting software and software developed by our new forms partners.

     In summary, through the mail, at retail, and through technology, NEBS remains committed to delivering high quality, affordable products and services that make doing business easier for small business.

- --------------------------------------------------------------------------------

                       NEW ENGLAND BUSINESS SERVICE, INC.

- --------------------------------------------------------------------------------

Helping Customers Create an Image - Electronically:
How NEBSnet/TM/ Works

NEBSnet, our proprietary graphic design workstation, is meeting a strong and growing demand among small businesses for image-oriented products at retail. Here's a typical example of how a NEBS representative works with a retail customer to custom design those products.



6.  Pricing the order.                           [GRAPHIC DEPICTING
    Based on selections the customer makes,      CUSTOM DESIGN PROCESS
    NEBSnet instantly prepares a price           APPEAR HERE]
    quotation for the business card.


5.  Specifying a type style.
    By seeing various fonts on screen,
    the customer can determine which
    typeface best fits his/her business.


7.  Customizing.
    Through an easy-to-use interface, NEBSnet enables the NEBS representative to edit and position text, select typefaces, and choose colors that meet a customer's needs.


8.  Adding the final touch.
    The customer's logo is scanned into the
    layout, final colors are chosen, and a
    proof is printed for customer approval
    before the order is sent electronically
    to a NEBS manufacturing facility for printing.

- --------------------------------------------------------------------------------

                               1996 ANNUAL REPORT

- --------------------------------------------------------------------------------



1.  Browsing the electronic catalog.
    Working side by side with a NEBS
    representative, the customer selects
    a product line from NEBSnet's main menu.

                                                      [GRAPHICS DEPICTING
2.  Choosing a layout.                                 CUSTOM DESIGN PROCESS
    The customer selects "Business Cards"              APPEAR HERE]
    from the options on the stationery
    menu, and instantly views a variety
    of thumbnail layouts.


4.  Selecting ink and paper.
    Using the "Stationery Sales Assistant"
    menu, a customer can view a variety of
    ink and paper combinations on screen
    before selecting actual paper samples.


3.  Narrowing the choice.
    Thumbnails of each business card may
    be enlarged to full-size for easy viewing.


9.  The finished product.
    In about five business days, the customer receives his custom-designed, printed product by mail -- competitively priced, satisfaction guaranteed.

- --------------------------------------------------------------------------------
              NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------


Eleven Year Summary

(In thousands of dollars except per share amounts and other statistics)
- ------------------------------------------------------------------------------------------------------------------------------------
For the Fiscal Year Ended      June 29, 1996 (A)      June 30, 1995 (B)      June 24, 1994 (C)      June 25, 1993      June 26, 1992
- ------------------------------------------------------------------------------------------------------------------------------------


Income Statistics (D)
Net Sales                              $254,954               $263,724               $251,253            $237,144         $232,435
Income before income taxes
 and accounting changes                  21,055                 28,492                 27,599              24,090           24,862
  Percent of sales                          8.3%                  10.8%                  11.0%               10.2%            10.7%
Taxes on income                           8,306                 11,818                 12,036               9,873            8,925
  Percent of sales                          3.3%                   4.5%                   4.8%                4.2%             3.8%
Net income before equity in losses of
 investment and accounting changes       12,749                 16,674                 15,563              14,217           15,937
  Percent of sales                          5.0%                   6.3%                   6.2%                6.0%             6.9%
  Percent of stockholders' equity          16.8%                  18.2%                  15.6%               15.0%            16.9%
  Per common share                         0.86                   1.09                   1.01                0.93             1.02
Net Income                               11,929                 16,298                 15,563              14,217           15,471
  Percent of sales                          4.7%                   6.2%                   6.2%                6.0%             6.7%
  Percent of stockholders' equity          15.7%                  17.8%                  15.6%               15.0%            16.4%
  Per common share                         0.81                   1.07                   1.01                0.93             0.99
Dividends per common share                 0.80                   0.80                   0.80                0.80             0.80
- ------------------------------------------------------------------------------------------------------------------------------------


Balance Sheet Statistics
Current assets                           71,334                 77,509                 85,288              68,966           74,784
Current liabilities                      27,273                 32,169                 30,418              25,293           25,649
Working capital                          44,061                 45,340                 54,870              43,673           49,135
Current ratio                               2.6                    2.4                    2.8                 2.7              2.9
Total assets                            103,542                124,546                131,691             120,624          121,056
Long-term debt                                0                      0                      0                   0                0
Stockholders' equity                     75,916                 91,523                 99,479              94,668           94,124
Average common shares outstanding        14,773                 15,245                 15,364              15,269           15,664
Book value per common share                5.42                   6.16                   6.43                6.19             6.18
- ------------------------------------------------------------------------------------------------------------------------------------


Other Financial Statistics
Capital expenditures                      9,388                 10,804                  6,054               6,475            9,669
Depreciation and amortization            10,329                 12,676                 11,623               9,953            9,531
Profit sharing contribution               3,489                  3,620                  3,133               2,891            3,296
- ------------------------------------------------------------------------------------------------------------------------------------


Other Statistics (D)
Number of employees                       2,014                  2,055                  2,083               2,217            2,180
Number of stockholders                    5,800                  5,600                  5,700               5,400            4,100
Number of active customers            1,238,000              1,292,000              1,285,000           1,210,000        1,195,000
Facilities (in square feet)             708,000                743,000                794,000             793,000          768,000

Average common shares outstanding have been retroactively adjusted for stock split of 2-for-1 in November 1986.
(A) Included in the 1996 results is a $3.04 million pretax charge, or $.12 per share, related to the closure of the Company's Flagstaff, Arizona manufacturing facility.
(B) Included in the 1995 results is a $1.96 million pretax charge, or $.07 per share, related to integration of the Company's SYCOM subsidiary.
(C) Included in the 1994 results is a $5.45 million pretax charge, or $.21 per share, related to a restructuring program.
(D) Years from 1986 through 1989 have been restated to eliminate a discontinued operation.


See notes to consolidated financial statements.

- --------------------------------------------------------------------------------

                              1996 ANNUAL REPORT

- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
     June 28, 1991         June 29, 1990        June 30, 1989        June 24, 1988        June 26, 1987        June 27, 1986
- ------------------------------------------------------------------------------------------------------------------------------------


          $231,838              $233,113             $225,931             $202,423             $172,574             $158,927

            34,095                33,415               39,109               36,804               36,852               32,009
              14.7%                 14.3%                17.3%                18.2%                21.4%                20.1%
            13,765                12,792               15,074               14,500               17,936               15,654
               5.9%                  5.5%                 6.7%                 7.2%                10.4%                 9.8%

            20,330                20,623               24,035               22,304               18,916               16,355
               8.8%                  8.8%                10.6%                11.0%                11.0%                10.3%
              18.9%                 19.9%                23.6%                22.8%                22.7%                23.7%
              1.24                  1.23                 1.40                 1.29                 1.10                 0.96
            20,330                21,148               22,189               22,431               19,130               16,893
               8.8%                  9.1%                 9.8%                11.1%                11.1%                10.6%
              18.9%                 20.4%                21.8%                22.9%                23.0%                24.5%
              1.24                  1.26                 1.29                 1.30                 1.12                 0.99
              0.80                  0.76                 0.66                 0.54                 0.44                 0.29
- ------------------------------------------------------------------------------------------------------------------------------------


            87,468                84,311               84,398               80,256               69,956               62,321
            24,094                21,596               20,020               17,949               18,718               17,524
            63,374                62,715               64,378               62,307               51,238               44,797
               3.6                   3.9                  4.2                  4.5                  3.7                  3.6
           133,602               130,280              130,238              123,566              111,009               94,057
                 0                 3,319                6,688                5,720                6,938                6,099
           107,802               103,858              101,897               97,995               83,340               68,900
            16,342                16,835               17,193               17,265               17,138               17,056
              6.61                  6.17                 5.93                 5.67                 4.84                 4.04
- ------------------------------------------------------------------------------------------------------------------------------------


             9,166                 8,818               11,123                9,366                3,699                2,876
             9,001                 8,689                8,195                7,109                5,233                4,722
             4,273                 4,271                4,792                4,245                3,618                3,236
- ------------------------------------------------------------------------------------------------------------------------------------


             2,045                 2,154                2,002                1,928                1,797                1,632
             3,700                 3,600                3,600                2,700                2,600                2,500
         1,173,000             1,179,000            1,125,000            1,064,000              977,000              916,000
           765,000               765,000              748,000              689,000              679,000              623,000

- --------------------------------------------------------------------------------

              NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------


Consolidated Balance Sheets

June 29, 1996 and June 30, 1995 (In thousands of dollars except share data)
- --------------------------------------------------------------------------------
Assets                                    Notes  June 29, 1996   June 30, 1995
- --------------------------------------------------------------------------------

Current Assets:

Cash and cash equivalents                     1       $  6,508        $ 11,604

Short-term investments                        1         10,868          11,360

Accounts receivable (less allowance for
 doubtful accounts of $3,343 in 1996 and
 $3,304 in 1995)                              1         30,636          29,332

Inventories                                   1          8,675           9,880

Direct mail advertising materials and
 prepaid expenses                             1          5,176           5,655

Deferred income tax benefit                1, 12         9,471           9,678
                                                      -------------------------

 Total current assets                                   71,334          77,509


Property and Equipment:                    1, 3

Land and buildings                                      29,761          35,796
Equipment                                               72,517          70,890
                                                      -------------------------
 Property and equipment                                102,278         106,686
 Less accumulated depreciation                         (71,266)        (70,651)
                                                      -------------------------

   Property and equipment - net                         31,012          36,035

Property Held for Sale                        1            631           2,587


Other Assets (less accumulated
 amortization of $6,635 in 1996 and
 $11,683 in 1995)                         1, 2, 11         565           8,415
                                                      -------------------------


Total                                                 $103,542        $124,546
                                                      =========================


See notes to consolidated financial statements.

- --------------------------------------------------------------------------------

                               1996 ANNUAL REPORT

- --------------------------------------------------------------------------------


June 29, 1996 and June 30, 1995 (In thousands of dollars except share data)
- ------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity                                           Notes             June 29, 1996        June 30, 1995
- ------------------------------------------------------------------------------------------------------------------------------------


Current Liabilities:

Accounts payable                                                                                    $  8,575               $  7,158

Federal and state income taxes                                                    1, 12                    -                  2,506

Accrued profit-sharing distribution                                                   6                1,474                  2,408

Accrued payroll expense                                                                                5,303                  5,731

Accrued employee benefit expense                                                   7, 8                6,096                  6,005

Accrued exit costs/restructuring charge                                           9, 10                1,387                  2,020

Other accrued expenses                                                                                 4,438                  6,341
                                                                                                 -----------------------------------


  Total current liabilities                                                                           27,273                 32,169

Deferred Income Taxes                                                             1, 12                  353                    854

Commitments and Contingencies                                                         3

Stockholders' Equity:

Preferred stock                                                                       4

Common stock, par value, $1 per share -
  authorized, 40,000,000 shares; issued,
  14,004,720 shares in 1996 and 15,769,501
  shares in 1995; outstanding 14,004,720
  shares in 1996 and 14,856,541 shares in 1995                                     4, 5               14,005                 15,770

Additional paid-in capital                                                                            13,603                 12,450

Cumulative foreign currency translation adjustment                                    1               (1,761)                (1,683)


Retained earnings                                                                                     50,069                 82,412
                                                                                                 -----------------------------------


  Total                                                                                               75,916                108,949

Less treasury stock, at cost -
  912,960 shares in 1995                                                              4                    -                (17,426)
                                                                                                 -----------------------------------


  Stockholders' equity                                                                                75,916                 91,523
                                                                                                 -----------------------------------


Total                                                                                               $103,542               $124,546
                                                                                                 ===================================



See notes to consolidated financial statements.

- --------------------------------------------------------------------------------
              NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------

Statements of Consolidated Income

For the Fiscal Years Ended June 29, 1996, June 30, 1995 and June 24, 1994
(In thousands) of dollars except per share data)
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------
                                                              Notes           1996                1995              1994
- ------------------------------------------------------------------------------------------------------------------------
Net Sales                                                      1         $ 254,954           $ 263,724        $ 251,253

Operating Expenses:

 Cost of sales including shipping costs                                     95,598              94,502           92,166
 Selling and advertising                                       1            93,179              90,241           85,793
 General and administrative                                 6, 7, 8         43,713              49,830           41,499
 Exit costs                                                    9             3,044               1,964                -
 Restructuring charge                                         10                 -                   -            5,450
                                                                         ==============================================
  Total operating expenses                                                 235,534             236,537          224,908

Income From Operations                                                      19,420              27,187           26,345

Other Income:

 Investment income                                                           1,140               1,305            1,254
 Gain on sale of product  line                                11               495                   -                -
                                                                          ==============================================
  Total other income                                                         1,635               1,305            1,254

Income Before Income Taxes                                                  21,055              28,492           27,599

Provision for Income Taxes                                 1, 12             8,306              11,818           12,036
                                                                         ==============================================
Net Income Before Equity in
 Losses of Investment                                                       12,749              16,674           15,563

Equity in Losses of
 Investment                                                    2              (820)               (376)               -
                                                                         ==============================================
Net income                                                               $  11,929           $  16,298         $ 15,563
                                                                         ==============================================

Per Share Amounts:                                             1

 Net income                                                              $    0.81           $    1.07         $   1.01
                                                                         ==============================================
 Dividends                                                               $     .80           $     .80         $    .80
                                                                         ==============================================
Weighted Average Number of
 Shares Outstanding                                            1            14,773              15,245           15,364
                                                                         ==============================================

See notes to consolidated financial statements.

- --------------------------------------------------------------------------------
                               1996 ANNUAL REPORT
- --------------------------------------------------------------------------------

Statements of Consolidated Stockholders' Equity

For the Fiscal Years Ended June 29, 1996, June 30, 1995, and June 24, 1994
(In thousands)
- -------------------------------------------------------------------------------

                                                    Common Stock Issued                            Cumulative
                                                    -------------------                             Foreign
                                                     Number     At Par    Additional                Currency
                                                       of       Value       Paid-In    Treasury   Translation   Retained
                                           Notes     Shares     Amount      Capital      Stock     Adjustment   Earnings     Total
- -----------------------------------------------------------------------------------------------------------------------------------

Balance, June 25, 1993                                15,409    $15,409      $ 7,090   $ (1,807)      $(1,057)  $ 75,033   $ 94,668

Issuance of common stock to employees
 pursuant to stock plans                   5, 6          163        163        2,390         80                               2,633
Dividends paid                                                                                                   (12,290)   (12,290)
Foreign currency translation adjustment     1                                                          (1,095)               (1,095)
Net income                                                                                                        15,563     15,563
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, June 24, 1994                                15,572     15,572        9,480     (1,727)       (2,152)    78,306     99,479

Issuance of common stock to employees
 pursuant to stock plans                   5, 6          198        198        2,970      1,299                               4,467
Dividends paid                                                                                                   (12,192)   (12,192)
Acquisition of treasury stock               4                                           (16,998)                            (16,998)
Foreign currency translation adjustment     1                                                             469                   469
Net income                                                                                                        16,298     16,298
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                                15,770     15,770       12,450    (17,426)       (1,683)    82,412     91,523

Issuance of common stock to employees
 pursuant to stock plans                   5, 6           75         75        1,153      1,102                               2,330
Dividends paid                                                                                                   (11,906)   (11,906)
Acquisition of treasury stock               4                                           (17,882)                            (17,882)
Retirement of treasury stock                4         (1,840)    (1,840)                 34,206                  (32,366)
Foreign currency translation adjustment     1                                                             (78)                  (78)
Net income                                                                                                        11,929     11,929
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, June 29, 1996                                14,005    $14,005      $13,603   $      0       $(1,761)  $ 50,069   $ 75,916
===================================================================================================================================

See notes to consolidated financial statements.

- --------------------------------------------------------------------------------

              NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------

Statements of Consolidated Cash Flows


For the Fiscal Years Ended June 29, 1996, June 30, 1995 and June 24, 1994 (In thousands of dollars)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                               1996            1995            1994
- ------------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities:

 Net income                                                                                $ 11,929        $ 16,298        $ 15,563

 Adjustments to reconcile net income to net cash provided by operating activities:

  Depreciation and amortization                                                              10,329          12,676          11,623
  Gain on sale of product line                                                                 (495)              -               -
  Loss on disposal of equipment                                                                 302               -               -
  Loss on equity investment                                                                   1,355               -               -
  Deferred income taxes                                                                        (290)         (5,062)         (1,946)
  Exit cost or restructuring charge                                                             633           1,651           1,887
  Provision for losses on accounts receivable                                                 3,033           3,177           2,793
  Employee benefit charges                                                                    1,142             692             465
  Changes in assets and liabilities:
   Accounts receivable                                                                       (4,360)         (4,500)         (4,630)
   Inventories and advertising material                                                          61          (3,346)            462
   Prepaid expenses                                                                           1,225          (1,267)            376
   Accounts payable                                                                           1,405             485            (277)
   Income taxes payable                                                                      (2,545)            (12)            928
   Other accrued expenses                                                                    (1,573)           (881)          2,417
                                                                                           -----------------------------------------
 Net cash provided by operating activities                                                   22,151          19,911          29,661

Cash Flows From Investing Activities:

 Additions to property and equipment                                                         (9,388)        (10,804)         (6,054)
 Acquisition of product line                                                                      -               -            (334)
 Investment in unconsolidated subsidiary                                                          -          (1,800)              -
 Proceeds from sale of product line                                                           4,500               -               -
 Proceeds from sale of facilities and equipment                                               4,985               -               -
 Proceeds from sale of other assets                                                             300               -               -
 Investment in other assets, primarily software development costs                              (812)           (843)              -
 Purchases of investments                                                                   (30,751)        (28,438)        (36,556)
 Proceeds from sale and maturities of investments                                            31,222          54,649          16,463
                                                                                           -----------------------------------------

  Net cash provided (used) by investing activities                                               56          12,764         (26,481)


Cash Flows From Financing Activities:

 Repayment of debt                                                                           (8,000)            (36)            (41)
 Proceeds from credit line                                                                    8,000               -               -
 Proceeds from issuing common stock                                                           2,330           4,467           2,633
 Acquisition of treasury stock                                                              (17,882)        (16,998)              -
 Dividends paid                                                                             (11,907)        (12,192)        (12,290)
                                                                                           -----------------------------------------

 Net cash used by financing activities                                                      (27,459)        (24,759)         (9,698)

Effect of Exchange Rate on Cash                                                                 156             232             (87)
                                                                                           -----------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                                         (5,096)          8,148          (6,605)

Cash and Cash Equivalents at Beginning of Year                                               11,604           3,456          10,061
                                                                                           -----------------------------------------
Cash and Cash Equivalents at End of Year                                                   $  6,508        $ 11,604        $  3,456
                                                                                           =========================================
Supplemental Cash Flow Disclosure:
 Income taxes paid                                                                         $ 10,289        $ 13,031        $ 13,425
                                                                                           =========================================


See notes to consolidated financial statements.

- --------------------------------------------------------------------------------

                               1996 ANNUAL REPORT

- --------------------------------------------------------------------------------


Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
Basis of Consolidation The financial statements are consolidated to include the accounts of New England Business Service, Inc. and its wholly-owned subsidiaries (the "Company"). The Company operates primarily in a single industry segment consisting of the sale of business forms and related software, other types of printed business products and related office products. The accounts of the Company's foreign entities have been translated into U. S. dollars in accordance with Statement of Financial Accounting Standards No. 52. All significant intercompany accounts and transactions have been eliminated in consolidation. Cash, Cash Equivalents and Short-Term Investments The Company considers its holdings in short-term money market accounts and certificates of deposit with an original maturity to the Company of three months or less to be cash equivalents.
     Short-term investments are classified as available for sale securities and reported at amortized cost, which approximates fair market value (as required by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities"). Short-term investments are primarily tax-exempt municipal debt instruments which have a fixed maturity beyond three months. In addition, the Company holds other tax-exempt municipal debt instruments redeemable at par value through a put option which can be exercised by the Company at time periods of one week to one year.
Inventories   Inventories are carried at the lower of first-in, first-out cost or market. At year end, inventories consisted of:

                                                 1996         1995
- -------------------------------------------------------------------------
Raw paper                                     $   434,000  $ 1,130,000
Business forms and related office products      8,241,000    8,750,000
- -------------------------------------------------------------------------
Total                                         $ 8,675,000  $ 9,880,000
- -------------------------------------------------------------------------

Direct Mail Advertising The Company adopted the provisions of Statement of Position 93-7, "Reporting on Advertising Costs", in fiscal 1995. The adoption of this statement was not material to the Company's financial statements as it simply amended a previous deferral policy which produced similar results. The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefit. Direct-response advertising consists primarily of product catalogs and associated mailing costs. Advertising expense included in selling and advertising was approximately $34,007,000 in 1996, $39,997,000 in 1995 and $40,681,000 in 1994.
Property and Equipment   Property and equipment are carried at cost.
Depreciation is computed over the estimated useful lives (three to twenty years) of the assets using the straight-line method. Property held for sale is stated at the lower of cost or estimated net realizable value and includes certain facilities and land no longer used in the Company's operations or held for future expansion.
Other Assets   Other assets consist principally of purchased customer lists, acquired software, tradename, covenant not to compete, goodwill, and customer and other contracts and are amortized on a straight-line basis over their estimated lives ranging from five to twenty years.
Revenue Recognition  Revenue is recognized from sales other than software support contracts when a product is shipped. Revenue on software support contracts is recognized ratably over the contract period, generally twelve months. Insignificant vendor and post contract support obligations, if any, are recognized upon shipment.
Capitalized Software Development Costs and Purchased Software   The Company
follows Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed" ("SFAS No. 86").
     Software development costs of $812,000 were capitalized in 1996 and $519,000 in 1995. No software development costs were capitalized in 1994.
     Purchased software costs acquired in connection with the acquisition of the One-Write Plus(R) product line are being amortized in accordance with the provisions of SFAS No. 86. Amortization expense of $1,199,000, $1,450,000 and $1,383,000 was charged to operations in fiscal 1996, 1995 and 1994, respectively. In connection with the sale of the OWP product line in 1996, the Company expensed the balance of these accounts remaining at the time of the sale. Unamortized costs of $0, and $3,827,000 are included in other assets at June 29, 1996, and June 30, 1995, respectively.
Income Taxes The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109"). Income taxes are determined based on income reported in the financial statements, regardless of when such taxes are payable. In addition, tax assets and liabilities are adjusted to reflect changes in the U.S. and applicable foreign tax laws when enacted. Future tax benefits are recognized to the extent realization of such benefit is more likely to occur than not. Significant Estimates In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include allowances for doubtful accounts, inventory obsolescence, deferrals of mail advertising costs, accruals for profit sharing, recoverability of deferred tax assets and other matters. Management bases its estimates on certain assumptions, which are believed to be reasonable given the circumstances, and does not believe that any change in those assumptions in the near term would

- --------------------------------------------------------------------------------

              NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------


Notes to Consolidated Financial Statements

have a material effect on the consolidated financial position or the results of operations.
Per Share Amounts   Net income per share amounts are computed based upon the
weighted average number of shares of common stock outstanding during each fiscal year. Shares issuable under common stock options have been excluded from the computations since their inclusion would have no significant dilutive effect.
Concentration of Credit Risk   The Company extends credit to approximately 1.2
million geographically dispersed customers on an unsecured basis in the normal course of business. No individual industry or industry segment is significant to the Company's customer base. The Company has, in place, policies governing the extension of credit and collection of amounts due from customers.
Fair Value of Financial Instruments Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 107, "Fair Value of Financial Instruments", which requires the disclosure of fair value of most financial instruments, both assets and liabilities, for which it is practical to estimate fair value. As of June 29, 1996, the carrying value of all financial instruments approximates fair value.
Impairment of Long-Lived Assets The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and is required to be adopted by the Company no later than fiscal year 1997. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The impact of this new standard has not been fully determined, but is not expected to be material. The Company plans to adopt this statement in the first quarter of fiscal 1997.
Accounting for Stock-Based Compensation The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," which requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not mandate, that compensation cost be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The statement is required to be adopted no later than fiscal 1997. The Company will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share in its fiscal 1997 consolidated financial statements.
Reclassifications Certain reclassifications have been made to the 1995 and 1994 financial statements to conform with the 1996 presentation.

2.  Investment in Unconsolidated Subsidiary
    On July 8, 1994, the Company acquired a 19 percent equity interest in GST Software, plc (GST) for $1,800,000 together with an option to acquire the balance of GST shares. In addition, the Company advanced GST approximately $250,000 in the form of a note.
    During the first quarter of fiscal year 1996, the Company revalued its 19 percent equity interest in GST. Accordingly, the Company's investment in GST was written down to $0 as of September 30, 1995. In January, 1996, the Company sold its 19 percent equity interest in GST for $300,000. The revaluation and subsequent sale resulted in a $820,000 loss, net of related income tax benefit of $535,000, and is included in the consolidated statements of income as equity in losses of investment.

3. Debt Obligations and Leases
    A committed line of credit agreement with a major commercial bank allows the Company to borrow up to $10,000,000 at the bank's base lending rate or 1/4% above the Eurodollar rate at the Company's option (5.9% at June 29, 1996). At June 29, 1996 and at June 30, 1995, no amounts were outstanding under the line.
    The minimum rental commitments for operating leases of certain facilities and equipment total $1,923,000 in the aggregate, and are payable over the next five years. Total rental expense was $860,000, $774,000 and $605,000, in 1996, 1995, and 1994, respectively.

4. Equity Transactions
    The Company has issued a stock purchase right to stockholders for each outstanding share of common stock of the Company. Each right becomes exercisable upon the occurrence of certain events, as provided in the Rights Agreement, and entitles the registered holder to purchase from the Company a "Unit" consisting of one one-hundredth of a share of "Preferred Stock" at a Purchase Price of $75.00 per Unit, subject to adjustment to prevent dilution. In addition, upon the occurrence of certain events, the registered holder will thereafter have the right to receive, upon payment of the Purchase Price, additional shares of common stock and/or cash and/or other securities, as provided in the Rights Agreement. The rights will expire on October 20, 2004. The Company may redeem the rights at a price of $.01 per right.
    On October 20, 1994, the Company announced a plan to repurchase up to $22,000,000 of its common stock in the open market. The repurchase plan terminated on June 30, 1995. As of June 30, 1995, the Company had purchased 881,750 shares at a cumulative cost of

- --------------------------------------------------------------------------------
                              1996 ANNUAL REPORT
- --------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

approximately $16,998,000. On April 29, 1996, the Company announced a plan to repurchase up to two million additional shares of the Company's stock over a two year period. As of June 29, 1996, 984,900 shares at a cumulative cost of approximately $17,882,000 had been repurchased. The Company subsequently retired all of the repurchased shares.
     There are 1,000,000 authorized and unissued shares of $1.00 par value preferred stock.

5.   Stock Options
     At the October 1994 annual meeting, the stockholders ratified the NEBS 1994 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plan (the "1994 Plan") and the New England Business Service, Inc. Stock Compensation Plan (the "Stock Compensation Plan"). Under the 1994 Plan, options or stock appreciation rights for up to 1,200,000 shares of common stock may be granted. At June 29, 1996, 470,340 shares are reserved under this plan for granting of future options. Stock options are granted to purchase stock at fair market value as of the date the option is granted. Each option is exercisable in full in terms ranging from one to four years from the date of grant and the options expire no later than ten years from the date of grant. In addition, the plan permits the holder of a stock option to make payment for optioned shares by surrendering shares of the Company's common stock valued at their fair market value on the date of surrender. Under the Stock Compensation Plan, options for up to 300,000 shares of common stock may be issued. At June 29, 1996, 294,934 shares are reserved under this plan for future issuance.
     At the October 1990 annual meeting, the stockholders ratified the NEBS 1990 Key Employee Stock Option and Stock Appreciation Rights Plan (the "1990 Plan"). Under the 1990 Plan, options or stock appreciation rights for up to 1,000,000 shares of common stock may be granted. At June 29, 1996, 367,034 shares are reserved under this plan for granting of future options.
     The Company had an incentive stock option and stock appreciation rights plan ratified by the stockholders at the October 1980 annual meeting ("the 1980 Plan") under which key employees could be granted stock options or stock options and stock appreciation rights for up to 900,000 shares of common stock. The 1980 Plan expired in 1990, although outstanding options are still exercisable.
     There were no outstanding stock appreciation rights under any of the plans during 1996, 1995 or 1994.
     A summary of stock option activity under the plans and other arrangements during 1996, 1995, and 1994 is as follows:

                                   1996           1995           1994
- --------------------------------------------------------------------------------
Number of shares:
Subject to option at
  beginning of year             1,224,512      1,140,743        918,214
Granted during the year           615,194        373,976        512,073
Exercised at $14.50 to
  $20.75 per share                (70,579)      (197,333)      (162,836)
Expired                          (469,418)       (92,874)      (126,708)
- --------------------------------------------------------------------------------
Subject to option at
  end of year                   1,299,709      1,224,512      1,140,743
================================================================================
Grant price per share        $18.38-20.75   $17.50-18.75   $15.88-16.25
================================================================================
Options outstanding
  at end of year:
Aggregate option price       $ 23,994,000   $ 21,390,000   $ 19,526,000
Expiration dates             1996 to 2005   1995 to 2004   1994 to 2003
Shares as to which
  options are exercisable         744,271        781,264        691,443
Price range of
  outstanding options        $14.75-25.25   $14.50-25.25   $14.50-25.25

6.   Profit-Sharing and 401(k)Plans
     The Company and its subsidiaries have profit-sharing plans for substantially all of their employees who have completed one year of service. Distributions are based on net income and payments are made five times a year. For 1996, 1995, and 1994, distributions under the plans (which were charged to general and administrative expense) aggregated $3,489,000, $3,620,000, and $3,133,000, respectively.
     The Company also has a 401(k) plan covering substantially all domestic employees who have completed one year of service. Contributions to the plan are made by way of participant salary deferrals and Company contributions of shares of common stock equal, in the case of non-retail employees, to one-half of participant deferrals subject to a maximum of 3% of eligible pay, and in the case of retail employees, to 100% of participant deferrals subject to a maximum of 5% of eligible pay. The Company's contributions (generally from treasury shares) totaled 57,966 shares in 1996, 76,286 shares in 1995, and 41,427 shares in 1994 with a fair market value of approximately $1,103,000, $1,337,000, and $650,000, respectively (which were charged to general and administrative expense). At June 29, 1996, 53,702 shares are reserved for issuance under this plan.

- --------------------------------------------------------------------------------
              NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

7.   Pension Plans
     The Company has a defined-benefit, trusteed pension plan which provides retirement benefits for the majority of its domestic employees. Benefits under the plan are primarily based on an employee's compensation during the five years before retirement and number of years of service. The Company funds current pension cost up to the maximum deductible amount allowed by the Internal Revenue Code.
     The components of net pension cost for 1996, 1995, and 1994 are as follows:

                                      1996            1995            1994
- --------------------------------------------------------------------------------
Service cost-benefits earned
  during the period               $  1,564,000     $ 1,481,000     $ 1,431,000
Interest cost on projected
  benefit obligation                 2,169,000       1,886,000       1,694,000
Actual return on
  plan assets                       (4,557,000)     (3,753,000)       (188,000)
Net amortization
  and deferral                       1,834,000       1,008,000      (2,534,000)
- --------------------------------------------------------------------------------
Net pension cost                  $  1,010,000     $   622,000     $   403,000
================================================================================

     The following table sets forth the plan's funded status and obligations as of June 29, 1996 and June 30, 1995:


                                                       1996           1995
- --------------------------------------------------------------------------------
Actuarial present value of benefit obligations:

Accumulated benefit obligation,
  including vested benefits of
  $21,042,000 in 1996 and
  $18,259,000 in 1995                              $ 21,450,000   $ 18,826,000
================================================================================
Projected benefit obligation                       $(29,925,000)  $(26,939,000)
Plan assets at fair value,
  primarily stocks and bonds                        31,997,000      27,224,000
- --------------------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                                 2,072,000         285,000
Add prior service cost                               1,797,000       1,923,000
Less:
Unamortized net asset at transition                  1,377,000       1,640,000
Unrecognized net gain                                6,369,000       4,516,000
- --------------------------------------------------------------------------------
Net pension liability (included in
  accrued employee benefit expense)                $(3,877,000)    $(3,948,000)
================================================================================

     Assumptions used in the accounting as of June 29, 1996 and June 30, 1995 were as follows:

                                                       1996              1995
- --------------------------------------------------------------------------------
Discount rate                                          8.0%              7.8%
Rate of increase in compensation levels                5.0%              5.0%
Expected long-term rate of return on assets            9.0%              9.0%

     The Company's Canadian subsidiary has a similar plan for its employees. The amounts are not significant.
     In addition, the Company has a supplemental executive retirement plan which is currently unfunded. Executive employees are eligible to become members of the plan upon designation by the Board of Directors. Benefits under the plan are based on the employees' annual earnings and years of service. Provision for this benefit is charged to operations over the employees' term of employment. The amounts are not significant.

8.   Postretirement Benefits Other Than Pensions
     Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, ("SFAS No. 106"), requires the accrual of postretirement benefits other than pensions (such as health care benefits) during the years an employee provides service to the Company. The Company sponsors a defined benefit postretirement plan that provides health and dental care benefits for retired Corporate Officers. The plan is contributory and retirees' contributions are adjusted annually.
     The following table sets forth the plan's funded status and obligations as of June 29, 1996 and June 30, 1995:

                                                       1996           1995
- --------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
     Retirees                                      $  461,000       $401,000
     Eligible active plan participants                 79,000         69,000
     Other active plan participants                   414,000        361,000
- --------------------------------------------------------------------------------
                                                      954,000        831,000
Plan assets at fair value                                   0              0
Accumulated postretirement benefit
  obligation in excess of plan assets                 954,000        831,000
Unrecognized net gain                                  48,000        106,000
- --------------------------------------------------------------------------------
Net postretirement liability (included in
  accrued employee benefit expense)                $1,002,000       $937,000
================================================================================

     The components of postretirement benefits cost for 1996, 1995 and 1994 are as follows:
                                                1996       1995        1994
- --------------------------------------------------------------------------------
Service cost                                 $ 40,000   $ 27,000    $ 23,000
Interest on accumulated
  postretirement benefit obligation            64,000     58,000      53,000
Amortization of gain                           (9,000)   (15,000)    (14,000)
- --------------------------------------------------------------------------------
Net periodic postretirement cost             $ 95,000   $ 70,000    $ 62,000
================================================================================

     For measurement purposes, an 11% annual rate of increase in the cost of providing medical benefits was assumed in 1996, reducing by 1% per year to a trend rate of 6% for fiscal 2001.

- --------------------------------------------------------------------------------
                              1996 ANNUAL REPORT
- --------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

    The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.8% in 1996 and 1995.
    The health care cost trend has a significant effect on the amounts reported. An increase of 1% in the rate of increase would have had an effect of increasing the APBO by $153,000 and the net periodic postretirement benefits cost by $17,000.

9. Exit Costs
    During the third quarter of fiscal 1995, the Company made the decision to close its Wisconsin based SYCOM subsidiary and to integrate SYCOM's activities into other of the Company's operations. As such, the Company recorded a $1,964,000 pretax charge for exit costs associated with the SYCOM closure. The charge consisted of facilities and equipment write-offs of approximately $792,000 and termination benefits of approximately $1,172,000. Approximately 103 employees were terminated as a result of the facility closing. As of June 29, 1996, approximately $1,075,000 has been expended related to termination benefits and the closure of the facility is substantially complete.
    During the first quarter of fiscal year 1996, the Company implemented a plan to restructure operations, including the closure of the company's Flagstaff, Arizona manufacturing facility. The accompanying consolidated statements of income include a $3,044,000 pretax charge for exit costs associated with this plan. The charge consists of costs related to the closure of the Flagstaff facility of $1,224,000 and termination benefits of $1,820,000. Approximately 110 employees were terminated as a result of the facility closing. As of June 29, 1996, approximately $1,495,000 has been expended related to termination benefits with substantially all of the remaining $325,000 to be expended in fiscal year 1997. As of June 29, 1996, the closure of the manufacturing operations has been completed.

10. Restructuring Charge
    During fiscal 1994, the Company recorded a $5,450,000 pretax charge related to a restructuring program. The objectives of this program were to increase the Company's competitiveness, permit investments in new business development, and to strengthen margins. The restructuring program included the realignment of the Company's marketing and manufacturing organizations. The restructuring charge consisted of approximately $4,700,000 of anticipated cash payments related to employee termination and other postemployment benefits. In addition, approximately $150,000 was related to the noncash write-down of operating assets, and approximately $600,000 was related to the anticipated cash outflows for facility closing and relocation costs associated with the closing of two small administrative facilities. As of June 29, 1996, substantially all of the anticipated cash payments related to employee termination and other postemployment benefits have been made and the restructuring program is complete.

11. Sale of Product Line
    During the third quarter of fiscal 1996, the Company completed the sale of selected assets of its Software and Services Division for $4,500,000 resulting in a gain of approximately $495,000. The asset sale included the rights to the Company's One-Write Plus accounting package and the Company's software development and technical support organizations.

12. Income Taxes
    The components of income before income taxes were as follows:

                                             1996           1995           1994
- --------------------------------------------------------------------------------
United States                         $19,735,000    $26,900,000    $25,238,000
Canadian                                1,320,000      1,592,000      2,361,000
- --------------------------------------------------------------------------------
Total                                 $21,055,000    $28,492,000    $27,599,000
================================================================================

    Provisions for income taxes under SFAS No. 109 in 1996, 1995 and 1994 consist of:

Currently payable:
    Federal                           $ 5,217,000    $11,931,000    $ 9,837,000
    State                               2,353,000      4,232,000      3,145,000
    Canadian                            1,019,000        684,000        978,000
- --------------------------------------------------------------------------------
Total                                   8,589,000     16,847,000     13,960,000
Deferred                                 (283,000)    (5,029,000)    (1,924,000)
- --------------------------------------------------------------------------------
Total                                 $ 8,306,000    $11,818,000    $12,036,000
================================================================================

    The tax effects of significant items comprising the Company's net deferred tax asset (liability) as of June 29, 1996 are as follows:

                                     1996                      1995
- --------------------------------------------------------------------------------
                                 Current  Noncurrent       Current  Noncurrent
- --------------------------------------------------------------------------------
Deferred tax assets:
   Amortization of
     intangible assets        $1,535,000                $2,542,000
   Pension plans               1,778,000                 1,758,000
   Accrued vacation            1,200,000                 1,265,000
   Allowance for
     doubtful accounts         1,257,000                 1,237,000
   Accrued expenses              855,000                   936,000
   Accrued exit costs            809,000                   693,000
   Sales returns and
     allowances                  450,000                   459,000
   Inventory                     611,000                   397,000
   Postretirement benefits       418,000                   391,000
   Other                         558,000
- --------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                            $ (27,000)                $(689,000)
   Other                                    (326,000)                 (165,000)
- --------------------------------------------------------------------------------
Net deferred tax asset
 (liability)                  $9,471,000   $(353,000)   $9,678,000   $(854,000)
================================================================================

- --------------------------------------------------------------------------------
              NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------

Note to Consolidated Financial Statements

    A reconciliation of the provisions for income taxes to the U. S. Federal income tax statutory rates follows:

                                                                                    1996             1995             1994
- -----------------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                                 35.0%            35.0%             35.0%
State income taxes (less federal tax benefits)                                      6.3              6.5               6.4
Other - net                                                                        (1.9)             0.0               2.2
- -----------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                                 39.4%            41.5%             43.6%
=============================================================================================================================

13. Financial Information by Geographic Area
    The Company markets its products directly to very small businesses and pro-fessional offices in the United States, Canada and the United Kingdom. Profit from operations represents all identifiable operating expenses. Investment income, interest expense and income taxes are excluded from geographic area operating data. Sales or transfers between geographic areas were not material. General corporate expenses are included under the Company's domestic operations.

(In Thousands)
1996                                                                           Domestic     International      Consolidated
- -----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $233,462           $21,492          $254,954
Income from operations                                                           18,754               666            19,420
Identifiable assets                                                              82,921            20,621           103,542

1995
- -----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $241,844           $21,880          $263,724
Income from operations                                                           26,511               676            27,187
Identifiable assets                                                             103,868            20,678           124,546

1994
- -----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $230,543          $20,710          $251,253
Income from operations                                                            24,795            1,550            26,345
Identifiable assets                                                              108,998           22,693           131,691

14. Quarterly Financial Information (Unaudited)
    The following financial information is in thousands of dollars except per share amounts.

                                                First          Second              Third           Fourth             Total
1996                                          Quarter         Quarter            Quarter          Quarter              Year
- ------------------------------------------------------------------------------------------------------------------------------------

Net sales                                    $ 63,788         $67,158           $ 63,100          $60,908          $254,954
Gross profit                                   40,404          43,157             38,112           37,683           159,356
Income before income taxes                      1,868           6,612              5,739            6,836            21,055
Net income                                        541           3,912              3,708            3,768            11,929
Earnings per share                           $    .04         $   .26           $    .25          $   .26          $    .81
====================================================================================================================================

Dividends per share                          $    .20         $   .20           $    .20          $   .20          $    .80
====================================================================================================================================

1995
- ------------------------------------------------------------------------------------------------------------------------------------

Net sales                                    $ 62,079         $69,479           $ 68,832          $63,334          $263,724
Gross profit                                   40,038          44,989             44,212           39,983           169,222
Income before income taxes                      8,239           9,202              4,387            6,664            28,492
Net income                                      4,633           5,259              2,570            3,836            16,298
Earnings per share                           $    .30         $   .34           $    .17          $   .26          $   1.07
====================================================================================================================================

Dividends per share                          $    .20         $   .20           $    .20          $   .20          $    .80
====================================================================================================================================


================================================================================
                               1996 ANNUAL REPORT
================================================================================


Management Discussion and Analysis

Liquidity and Capital Resources
   Cash provided by operating activities amounted to $22.2 million in fiscal year 1996, approximately 11.3% higher than the $19.9 million provided in 1995. This favorable change in cash is attributable to a reduction in inventory and prepaid expense investment and a reduction in taxes paid. In 1995, cash from operations decreased $9.8 million from 1994 primarily due to tax payments related to the completion of a Federal audit and an increase in inventory investment.
   Working capital as of June 30, 1996, amounted to $44.1 million including $17.4 million of cash and short-term investments. This balance compares to $45.3 million of working capital including cash and short-term investments of $23.0 million at the end of fiscal 1995. The decrease in working capital was due primarily to the repurchase of 994,900 shares of the Company's common stock for $17.9 million during fiscal 1996. This repurchase was effected in accordance with the authorization to purchase up to two million shares announced in April, 1996. Partially offsetting the repurchase related cash outflows were proceeds of $4.5 million from the divestiture of the assets of the One-Write Plus(R) software line and $5.0 million related to the sale of facilities.
   Capital expenditures of $9.4 million in 1996 represented a decline from the $10.8 million expended during 1995 but an increase from the $6.1 million expended during 1994. Capital expenditures in fiscal 1996 included investments in information systems, equipment to support an expanded number of Kinko's retail sites, and stationery printing equipment to meet product demand for the retail channel. Expenditures in fiscal 1995 included investment in prepress equipment and digital imaging presses for color printing. Expenditures during fiscal 1994 were lower due to cost containment activities.
   In addition to its present cash and investment balances, the Company has consistently generated sufficient cash internally to fund its needs for working capital, dividends and capital expenditures. Should the Company require additional funds, it has a line of credit with a major bank for $10 million. On June 29, 1996, there was no outstanding balance against this line.

Results of Operations
1996 versus 1995 Net sales declined 3.3% to $255.0 million for fiscal year 1996 from $263.7 million in 1995. Approximately 1% of the decline or $2.6 million was the result of an additional week in fiscal year 1995, while 0.8% of the decline or $2.1 million resulted from the divestiture of One-Write Plus(R) software during the third fiscal quarter of 1996 and the repositioning of the Company's software product line. The remaining sales decline consisted of a unit volume decrease of approximately 5.7% or $15.2 million offset in part by price increases of 4.2% or $11.1 million. The unit volume decline occurred principally in the direct mail forms business.
   Cost of sales increased from 35.8% of sales in 1995 to 37.5% of sales in 1996. This increase was the result of under-absorbed overhead due to the unit volume decline and to the impact of a shift in product mix to lower margin stationery products. In addition, cost of sales in 1996 included $1.4 million of period expense pertaining to product and equipment moves associated with the closure of the Company's Flagstaff manufacturing facility. Paper prices remained relatively stable during fiscal year 1996 due to longer term agreements with key suppliers and are not expected to have a detrimental impact in the foreseeable future. In general, the Company anticipates being able to offset inflationary cost increases with cost reduction initiatives and price increases during fiscal year 1997.
   Selling and advertising expenses increased from 34.2% in 1995 to 36.5% of sales in 1996. This increase was the result of increased selling and advertising expense to support an increased number of NEBS custom print desks in Kinko's retail locations, partially offset by a reduction in direct mail advertising expense, principally during the first half of the year. Direct mail advertising expense, largely targeted to prospective customers, was increased from the first half to the second half of fiscal 1996. The Company expects to maintain this increased level of direct mail advertising expenditure during fiscal year 1997.
   General and administrative expenses decreased from 18.9% of sales in 1995 to 17.1% of sales in 1996. This decrease was primarily the result of reduced expense for product development and service for the Company's software product line resulting from the divestiture of One-Write Plus(R) software, partially offset by additional expense to support the expansion of the NEBS custom print desks at Kinko's retail locations. The divestiture of One-Write Plus(R) is expected to have a continued positive impact on general and administrative expenses during fiscal year 1997.
   During fiscal year1996, the Company recorded pretax exit costs of $3.0 million or approximately $0.12 per share related to a cost reduction program. The exit costs were associated with closure of the Flagstaff manufacturing facility and consisted of (1) approximately $1.8 million of cash payments for post-employment benefits in conjunction with the termination of approximately 110 employees, and (2) approximately $1.2 million for anticipated non-cash facilities and equipment write-offs. As of June 30, 1996, approximately $1.5 million has been expended related to the termination of approximately 101 employees, with the remainder expected to be expended during fiscal 1997. The Company also incurred a pretax exit cost of approximately $2.0 million during fiscal 1995 related to the integration of the Company's SYCOM subsidiary. As of June 29, 1996, the integration had been completed and no amounts remained unexpended. The combined cost savings of the programs were fully offset in the fiscal year 1996 by increased expense associated with the Company's product and channel initiatives.
   During 1996, the Company incurred $ 1.0 million in after-tax costs associated with the write down of its investment in GST Software, plc. It also incurred additional after-tax costs of $2.2 million for the revaluation of certain of its software assets as well as the divestiture of One-Write Plus software.
   The Company will continue to seek opportunities to enhance the

- --------------------------------------------------------------------------------

              NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------

Management Discussion
and Analysis (continued)


cost structure of the Company, to improve operating efficiencies, and to fund investments in support of the Company's strategy.
     In fiscal 1996 the Company's adoption of Statement Financial Accounting Standards (SFAS) No. 107, "Fair Value of Financial Instruments", was not significant to the consolidated financial statements. 1995 versus 1994 Net sales increased 5.0% from $251.3 million in 1994 to $263.7 million in 1995. This sales increase was comprised of price increases of 2.1% or $5.3 million, volume growth of approximately 1.8% or $ 4.5 million and the impact of the additional week in fiscal year 1995 of 1.1% or $2.7 million. The primary source of growth for the year was from increased sales of computer forms and image products. These products accounted for approximately 57% and 34% of the net sales growth, respectively.
     Cost of sales decreased from 36.7% of sales in 1994 to 35.8% of sales in 1995. This decrease was the result of product price increases, stable material costs and reduced spoilage. The Company was able to offset the impact of paper cost increases with product price actions and cost reduction initiatives during fiscal year 1995.
     Selling and advertising expenses remained essentially stable increasing only slightly from 34.1% of sales in fiscal 1994 to 34.2% of sales in fiscal 1995.
     General and administrative expenses increased from 16.5% of sales in fiscal 1994 to 18.9% of sales in fiscal 1995. This increase was the result of costs associated with servicing an expanded line of software products, improvements to the Company's order processing system, and costs associated with retail channel initiatives.
     During fiscal 1995, the Company recorded a $2.0 million pretax charge related to the closure of its SYCOM facility and an additional $1.4 million of pretax expense to integrate SYCOM into existing NEBS facilities. During 1994, the Company recorded a $5.45 million pretax charge relating to a restructuring program.
     In fiscal 1995, the Company's adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits", and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", were not significant to the consolidated financial statements.

Common Stock
     High and low bid prices of the Company's Common Stock for each quarter on the NYSE were as follows:

Fiscal 1996       High       Low      Fiscal 1995     High       Low
- ------------------------------------------------------------------------
  1st Quarter     21 1/2     18       1st Quarter     19 1/2     17 1/4
  2nd Quarter     23 3/4     19       2nd Quarter     19 1/4     16 1/4
  3rd Quarter     22 1/8     16 1/2   3rd Quarter     20         17 3/4
  4th Quarter     19 5/8     14 1/2   4th Quarter     22 3/8     16 3/4


Independent Auditor's Report


To the Board of Directors and Stockholders of New England Business Services,
Inc.:

    We have audited the accompanying consolidated balance sheets of New
England Business Service, Inc. and its subsidiaries as of June 29, 1996 and
June 30, 1995, and the related statements of consolidated income, consolidated stockholders' equity, and consolidated cash flows for each of the three years in the period ended June 29, 1996. These financial statements are the respon-sibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at June 29, 1996 and June 30, 1995 and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1996 in conformity with generally accepted accounting principles.


[SIGNATURE OF DELOITTE & TOUCHE LLP]

Boston, Massachusetts
July 26, 1996

Corporate Information

Board of Directors
Robert J. Murray
Chairman of the Board,
President and  Chief Executive Officer,
New England Business Service, Inc.

Peter A. Brooke
Chairman, Advent International Corporation

Robert L. Gable
Chairman of the Board and Chief Executive
Officer, Unitrode Corporation

Benjamin H. Lacy
President, Clipper Ship Foundation, Inc.

Herbert W. Moller
Vice President - Finance and Strategic
Planning, North Atlantic Group,
The Gillette Company

Frank L. Randall, Jr.
Vice Chairman (retired), North American
Phillips Corporation

Jay R. Rhoads, Jr.
Chairman of the Board (retired),
New England Business Service, Inc.

Richard H. Rhoads
Chairman of the Board (retired),
New England Business Service, Inc.

Brian E. Stern
President, Office Document Products Group,
Xerox Corporation

Board Committees
Executive Committee
Benjamin H. Lacy
Robert J. Murray
Richard H. Rhoads

Audit Committee
Peter A. Brooke
Benjamin H. Lacy
Herbert W. Moller
Brian E. Stern

Nominating Committee
Frank L. Randall, Jr.
Jay R. Rhoads, Jr.

Organization and Compensation Committee
Peter A. Brooke
Benjamin H. Lacy
Richard H. Rhoads

Stock Option Committee
Peter A. Brooke
Benjamin H. Lacy
Richard H. Rhoads

NEBS  Foundation Directors
Peter A. Brooke
Benjamin H. Lacy
Jay R. Rhoads, Jr.

Corporate Officers
Robert J. Murray
Chairman, President &
Chief Executive Officer

George P. Allman
VP, Retail Sales & Operations

Timothy D. Althof
Treasurer and Secretary

Edward M. Bolesky
VP, Direct Marketing,Telesales & Service

Robert S. Brown, Jr.
VP, Circulation & International

Russell V. Corsini, Jr.
VP, Chief Financial Officer

Michael F. Dowd, Esq.
VP, Strategic Planning and Legal Officer

John F. Fairbanks
VP, Corporate Controller

Thomas W. Freeze
VP, Finance & Administration - Retail

Linda A. Jacobs
VP, Business Management - Image Products

Kenneth R. Kaisen
VP, Information Systems & Technology Based
Marketing

Steven G. Schlerf
VP, Manufacturing & Technical Operations

Robert D. Warren
VP, Business Management - Business
Solutions

Peter J. Zarrilla
VP, Human Resources

Corporate Office
NEBS
500 Main Street
Groton, MA 01471
Telephone:
508-448-6111

Annual Meeting
The annual meeting of
stockholders will be held on
Friday, October 25, 1996 at 10:00 a.m. at the
Company's offices in Groton, Massachusetts.

Form 10-K Available
A copy of the annual report filed with the Securities and Exchange Commission on
Form 10-K is available to shareholders, without charge, upon written request to:
Timothy D. Althof
Treasurer and Secretary
NEBS
500 Main Street
Groton, MA 01471

Legal Counsel
Hill & Barlow, a Professional
Corporation,
One International Place
Boston, Massachusetts 02110

Auditors
Deloitte & Touche LLP
125 Summer Street
Boston, Massachusetts 02110

Transfer Agent and Registrar
The First National
Bank of Boston
100 Federal Street
Boston, Massachusetts 02110

Internet Address
http://www.nebs.com

[LOGO OF NEW ENGLAND BUSINESS SERVICE APPEARS HERE]

New England                                    [GRAPHIC OF NEBS LOGO AND GRAPHIC
Business Service, Inc.                         DEPICTING NEBS CUSTOMERS ACROSS
500 Main Street                                THE UNITED STATES, CANADA AND THE
Groton, Massachusetts 01471                    U.K., APPEARS HERE]

Printed on Recycled Paper
40% Pre-Consumer Content
10% Post-Consumer Content